

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 29, 2009

Mr. Richard Whatley
President/CEO
Alpha Gold Corporation
410 Donald Street
Coquitlam, British Columbia Canada V3K 3Z8

> **Re:** **Alpha Gold Corporation**
> **Form 20-F/A for the Fiscal Year Ended February 29, 2008**
> **Filed May 29, 2009**
> **File No. 0-31192**

Dear Mr. Whatley:

We have completed our review of your Form 20-F/A and related filings and have no further comments at this time.

Sincerely,

Jill S. Davis
Branch Chief